 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 333-124825

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

(011) (30) (210) 452 8770

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 24, 2006 announcing the results for the period ending  September 30, 2005 of FreeSeas Inc.

Exhibit 1

FreeSeas Inc. Reports

Third Quarter 2005 and Nine-Month 2005 Results

Piraeus, Greece, February 24, 2006 –FreeSeas Inc. (Nasdaq:  FREE, FREEW and FREEZ), a provider of seaborne transportation for dry bulk cargoes, announced operating results for the third quarter of 2005 and for the nine month period ended September 30, 2005. The Company was incorporated on April 23, 2004 and became public on December 16, 2005.

Third Quarter 2005:

For the third quarter of 2005, the Company reported Operating Revenues of $2,748,381 and a Net Loss of $(487,205), or $(0.11) per diluted share, based on the weighted average of 4,500,000 diluted shares outstanding for the period. Adjusted EBITDA for the quarter was $1,228,188. An average of 3 vessels were owned and operated in the third quarter. The M/V Free Destiny and M/V Free Envoy were employed on period charters and the M/V Free Fighter was employed in the spot market.

Efstathios D. Gourdomichalis, Chief Financial Officer and Treasurer of FreeSeas commented: “The results of the third quarter were affected by the  dry docking survey of the M/V Free Destiny, which resulted in 22 days off-hire. Furthermore, our results were negatively impacted by the increased start-up operating expenses of the M/V Free Fighter, our third Handysize vessel that was delivered to FreeSeas on June 15, 2005. We expect that the addition of this third vessel will enable us to expand our revenue base and profitability.”

Nine Months 2005:

For the nine month period ended September 30, 2005, FreeSeas reported Operating Revenues of $7,196,630 and a Net Loss of $(31,356), or $(0.01) per diluted share based on the weighted average of 4,500,000 diluted shares outstanding for the period. Adjusted EBITDA for the nine month  period was $3,549,162.

An average of 2.3 vessels were owned and operated during the nine month  period.The M/V Free Destiny and M/V Free Envoy were employed on period charters and the M/V Free Fighter, from its delivery to the company onwards, was employed in the spot market.

George D. Gourdomichalis, Chairman and President of FreeSeas commented: “The first nine months of 2005 have been an important transition period for FreeSeas. We expanded our fleet, which now includes three Handysize vessels, while at the same time we pursued the merger with Trinity Partners Acquisition Company Inc.., a step which enabled us to become a publicly listed company and positions us  for future growth.”

On December 16, 2005, FreeSeas completed its merger with Trinity Partners Acquisition Company Inc. and, in accordance with the terms of the merger, FreeSeas was the surviving corporation.  Effective that day, FreeSeas’ common stock, Class W warrants and Class Z warrants commenced trading on the Nasdaq  Capital Market under the trading symbols FREE, FREEW and FREEZ, respectively. Each outstanding share of Trinity’s common stock and Class B common stock  were converted, as a result of the merger, into the right to receive an equal number of shares of FreeSeas’ common stock.  Each Trinity Class W warrant and Class Z warrant were converted into the right to receive an equal number of FreeSeas’ Class W warrants and Class Z warrants.

As of today, FreeSeas has 6,282,600 shares of common stock outstanding, 1,828,750 Class W warrants and 1,458,750 Class Z warrants, following conversion of all Trinity securities into FreeSeas securities.

Ion G. Varouxakis, Chief Executive Officer and Secretary of FreeSeas commented: “The completion of our merger with Trinity and our becoming a publicly listed company has been a turning point for our company. Our objective is to maximize shareholder value by growing our company and taking full advantage of market opportunities. We believe that our timing of becoming a public company was excellent and positions us for further growth at the proper time.”

(In U.S. Dollars per day, unless otherwise stated)

Fleet Profile:

As of today, the fleet profile of FreeSeas is as follows:

Vessel	Type	Dwt	Year Built	Age (in years)	Delivered to FreeSeas

M/V Free Fighter	Handysize	39,240	1982	24	6/15/2005
M/V Free Destiny	Handysize	25,240	1982	24	8/4/2004
M/V Free Envoy	Handysize	26,318	1984	22	9/29/2004
Total Fleet	3 Vessels	90,798		23.3

George D. Goudomichalis, Chairman and President, commented: “Our current strategy is to focus on the Handysize segment,  by expanding and renewing our fleet and establishing a competitive advantage within our segment. As this year evolves we see opportunities to acquire competitively priced vessels with solid earnings potential.”

Full Year 2005 Results:

FreeSeas anticipates releasing financial and operating results for the year ended December 31, 2005 during the week of March 20, 2005. The exact date will be communicated through a Press Release. At that time, FreeSeas plans to hold a conference call to discuss the results.

FreeSeas Inc.

Consolidated Statement of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
	(unaudited)	(undaudited)
OPERATING REVENUES	2,748,381	7,196,630
OPERATING EXPENSES:
Vessel operating expenses	(1,161,474)	(2,667,753)
Depreciation expense	(1,295,947)	(2,591,574)
Amortization of deferred dry docking & special survey costs	(149,106)	(316,375)
Management fees to a related party	(134,000)	(352,500)
Commissions	(147,207)	(337,800)
General and administrative expenses	(77,512)	(289,415)
Income from operations	(216,865)	641,214
OTHER INCOME/(EXPENSE):
Finance costs	(270,547)	(677,057)
Interest income	207	4,488
Total other expense	(270,340)	(672,570)
Net Loss	(487,205)	(31,356)
Basic and diluted net income per share	(0.11)	(0.01)
Basic and diluted weighted average number of shares	4,500,000	4,500,000

FreeSeas Inc.
Consolidated Balance Sheet
(All amounts expressed in U.S. Dollars)

September 30, 2005
(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	445,894
Trade receivables net	407,873
Other receivables	488,376
Merger expenses	478,894
Inventories	54,677
Other assets	110,000
Total current assets……………………….	1,985,714

Non-current assets:…………………………………
Investments…………………………………………..	40
Fixed Assets net……………………………………...	24,809,172
Deferred charges, net………………………………...	832,211
Total assets………………………………...	27,627,136

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,667,111
Accrued liabilities	422,358
Unearned revenue	128,950
Due to related party	574,738
Long term debt, current portion……………………...	7,075,000
Shareholders advance and loan current portion……...	4,966,500
Total current liabilities……………………..	14,834,657

Long term debt, net of current portion………………	6,950,000
Shareholders advance net of current portion…………	2,365,843
Total liabilities………………………………..	24,150,500

Shareholders’ equity:
Share capital and capital surplus……………………..	5,000
Additional paid-in capital……………………………	2,954,516
Retained earnings……………………………………	517,120
Total shareholders’ equity	3,476,636
Total liabilities and shareholders’ equity……..	27,627,136

FreeSeas Inc.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
	(unaudited)	(unaudited)
Net income	(487,205)	(31,356)
Interest and finance costs, net	270,340	672,569
Depreciation and amortization	1,295,947	2,591,574
Amortization	149,106	316,375
Adjusted EBITDA	1,228,188	3,549,162

EBITDA Reconciliation:

FreeSeas Inc. considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece.  FreeSeas is engaged in the transportation of dry bulk cargos through the ownership and operation of drybulk vessels.  Currently, it has a fleet of three Handysize vessels. FreeSeas’ common stock and warrants trade on the Nasdaq Stock Market under the symbols FREE, FREEW and FREEZ respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website www.freeseas.gr.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be  correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:	Investor Relations / Financial Media:

Stathis D. Gourdomichalis

Chief Financial Officer

FreeSeas Inc.

93 Akti Miaouli Street

185 38 Piraeus, Greece

Tel:  011-30-210-45-28-770

Fax: 011-30-210-429-10-10

E-Mail: info@freeseas.gr

           sdg@freeseas.gr

           www.freeseas.gr

Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue – Suite 1536 New York, NY 10160, USA Tel: (212) 661-7566 Fax: (212) 661-7526 E-Mail: nbornozis@capitallink.com www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     FreeSeas Inc.

(Registrant)

Dated:  February 24, 2006                    By:            /s/ Stathis D. Gourdomichalis

                                             ----------------------------------

                                             Stathis D. Gourdomichalis

                 Chief Financial Officer

End of Filing